Exhibit 99.1

AGM Group Holdings Inc. Signs LOI to Acquire Hong Kong-Based Financial Services Company with Type 1, 2, 4, 5, and 9 Licenses

BEIJING, Aug. 7, 2020 /PRNewswire/ -- AGM Group Holdings Inc. ("AGMH" or the "Company") (NASDAQ: AGMH), an application software company providing accounting and ERP software, fintech software, and trading education software and website service, is pleased to announced that through its wholly-owned subsidiary, AGM Technology Limited ("AGM Technology"), the Company has entered into a letter of intent ("LOI") on August 7, 2020, with the shareholders of Safe Gold Financial Holdings Limited ("Safe Gold") to acquire 100 percent equity interest in Safe Gold and its wholly owned subsidiary Safe Gold Securities and Futures Limited ("Safe Gold SF").

Safe Gold is a Hong Kong-based financial services company which, through its wholly-owned subsidiary Safe Gold SF, holds Hong Kong Financial Services Licenses Type 1 (Dealing of Securities), Type 2 (Dealing in Futures Contracts), Type 4 (Advertising on Securities), Type 5 (Advertising on Futures Contracts), and Type 9 (Asset Management). Safe Gold is also a participant and trading right holder of both HKEX and HKFE.

Pursuant to the LOI, the total consideration of the proposed all-cash transaction is set to equal the combined net asset value for Safe Gold and Safe Gold SF as of June 30, 2020, plus a premium of HK$8.5 million, deducting a due from shareholders of HK$14 million, subject to certain adjustments and definitive agreements at the closing.

About AGM Group Holdings Inc.

Incorporated in April 2015 and headquartered in Beijing, China, AGM Group Holdings Inc. is an application software company, currently conducting three main business: 1) accounting and ERP software, 2) fintech software, and 3) trading education software and website service. For more information, please visit www.agmprime.com.

Forward Looking Statements

This news release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management's current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For more information, please contact:

At the Company:
Email: ir@agmprime.com

Investor Relations:
Tony Tian, CFA
Weitian Group LLC
Email: ttian@weitianco.com
Phone: +1-732-910-9692